September 08, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman, Senior Staff Accountant

Kristin Lochhead, Senior Staff Accountant

Re: Talkspace, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024 (the “2024 10-K”)

Filed March 12, 2025

File No. 001-39314

Dear Ms. Sherman and Ms. Lochhead:

On behalf of Talkspace, Inc. (the “Company”), this letter is being submitted in response to the comment letter dated August 20, 2025 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Ian Harris, Chief Financial Officer of the Company regarding the above-referenced filing. This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below in italics, followed immediately by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2024 compared to December 31, 2023

Revenues, page 48

1.
Please revise your disclosure in future filings to provide a more comprehensive and substantive explanation including the significant reasons for the increases and decreases in revenues by payor, including the impacts of changes in pricing versus volume and a thorough discussion of any significant underlying trends. We note that the majority of the paragraph following the table appears to simply repeat the information provided by the table above it. Refer to Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its disclosure in future filings, beginning with its next Form 10-Q, to include the information requested.

2.
Throughout your discussion of results of operations, several of the factors you note as contributing to variances between periods are not quantified as to their magnitude. Please revise your disclosure in future filings to include quantitative terms pursuant to Item 303(b) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its disclosure in future filings, beginning with its next Form 10-Q, to include information requested.

Consolidated Financial Statements

Note 12. Income Tax Expense, page 77

3.
We see your disclosure that the main reconciling item between the statutory tax rate of the company and the effective tax rate is the valuation allowance. While that may have been in case in prior years it does not appear to be the case in fiscal 2024. Please revise your disclosure in future filings to reflect the current fluctuations in valuation allowance, considering the income in fiscal 2024 compared to losses in prior years.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its income tax disclosure in future filings, beginning with its next Form 10-K, to include the information requested.

Note 13. Variable Interest Entities (VIEs), page 79

4.
Revise future filings to disclose the nature of any restrictions on a consolidated VIE's assets and on the settlement of its liabilities in your statement of financial position and the existence of any lack of recourse if creditors (or beneficial interest holders) of your consolidated VIEs have no recourse to the general credit of the primary beneficiary. Reference ASC 810-10-50-3. Note that assets of consolidated VIEs that can only be used to settle the obligations of the consolidated VIEs, and liabilities for which creditors do not have recourse to the general credit of the primary beneficiary are required to separately present on the face of your balance sheets under ASC 810-10-45-25.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise its disclosure in future filings, beginning with its next Form 10-Q, to include the information requested.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at ian.harris@talkspace.com, should you have any questions or comments regarding this response. Thank you very much for your attention to this matter.

By:	/s/ Ian Harris
Ian Harris
Chief Financial Officer
Talkspace, Inc.

cc:

John Reilly, Chief Legal Officer and EVP Government Relations, Talkspace, Inc.

James Giesel, Frost Brown Todd LLP

Yael Naftaly, Kost Forer Gabbay & Kasierer, A Member of EY Global